ANNEX 2 — ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements from
23 August to 4 November 2013

1 November 2013

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 October 2013 consisted of
3,854,339,684 ordinary shares, of which 124,109,044 were held as treasury shares; leaving a balance of 3,730,230,640 shares with voting rights.

The figure of 3,730,230,640 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact:  D C Forward, Assistant Secretary, (0207 004 3226).

28 October 2013

National Grid plc (‘National Grid’ or ‘NG’)

National Grid USA

Publication of Annual Reports and Accounts
-Group Companies With Listed Debt

In June 2013, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority’s new document viewing facility – the National Storage Mechanism (NSM) – situated at:

www.morningstar.co.uk/uk/NSM

They are also available from the NG website:

www.nationalgrid.com

We confirm that the Annual Report in respect of the following NG Group subsidiary company with listed bonds have been issued to shareholders.

National Grid USA

In accordance with Listing Rule 17.3.1, we confirm that copies of the Annual Report have been submitted to and will shortly be available for public inspection at the NSM situated at:

www.morningstar.co.uk/uk/NSM

Copies are also available from the Secretary’s Department at 1-3 Strand, London WC2N 5EH and electronically on the NG website at:

www.nationalgrid.com

Contact: Arit Amana (020 7004 3116)

National Grid plc (“NG”)

Monday 7th October 2013

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 37,287 NG ordinary shares, today, under the scheme has been confirmed by the Trustee, at a price of 740.5135 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	17 Ordinary Shares

Andrew Bonfield	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,323,280 Ordinary Shares

Andrew Bonfield	962,025 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

1 October 2013

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 September 2013 consisted of 3,854,339,684 ordinary shares, of which 124,374,546 were held as treasury shares; leaving a balance of 3,729,965,138 shares with voting rights.

The figure of 3,729,965,138 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact:  D C Forward, Assistant Secretary, (0207 004 3226).

23 September 2013

National Grid plc (‘National Grid’ or ‘NG’)

National Grid Electricity Transmission plc

National Grid Gas plc

NGG Finance plc

British Transco International Finance BV

Publication of Annual Reports and Accounts
-Group Companies With Listed Debt

In June 2013, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority’s new document viewing facility – the National Storage Mechanism (NSM) – situated at:

www.morningstar.co.uk/uk/NSM

They are also available from the NG website:

www.nationalgrid.com

We confirm that the Annual Reports in respect of the following NG Group subsidiary companies with listed bonds have been issued to shareholders.

National Grid Electricity Transmission plc

National Grid Gas plc

NGG Finance plc

British Transco International Finance B.V.

In accordance with Listing Rule 17.3.1, we confirm that copies of the Annual Reports have been submitted to and will shortly be available for public inspection at the NSM situated at:

www.morningstar.co.uk/uk/NSM

Copies are also available from the Secretary’s Department at 1-3 Strand, London WC2N 5EH and electronically on the NG website at:

www.nationalgrid.com

Contact: Arit Amana (020 7004 3116)

National Grid plc (“NG”)

Monday 9th September 2013
Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 37,834 NG ordinary shares under the scheme was confirmed by the Trustee today, at a price of 734.4086 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	17 Ordinary Shares

Andrew Bonfield	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,323,263 Ordinary Shares

Andrew Bonfield	962,009 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 5 September 2013

Name of applicant:	National Grid plc

Name of scheme:	Employee Share Schemes

Period of return:	From: 1 March 2013	To: 31 August 2013

Balance of unallotted securities under scheme(s) from previous return:	1,289,177

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	Nil

Equals: Balance under scheme(s) not yet issued/allotted at end of period:	1,289,177

Name of contact:	Arit Amana

Telephone number of contact:	020 7004 3116

National Grid plc (‘National Grid’)
Tuesday 3 September 2013

Directors’ Interests in National Grid plc Ordinary Shares

Today, Tuesday 3 September 2013 Jonathan Dawson, Non-executive Director, became interested in a further 12,000 ordinary shares purchased for his wife at 752p per share, increasing his total interest to 24,000 National Grid plc ordinary shares.

Contact: Robin Kerner, Assistant Secretary-Share Schemes
0207 004 3223

Monday 2 September 2013

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 August 2013 consisted of 3,854,339,684 ordinary shares, of which 124,407,457 are held as treasury shares; leaving a balance of 3,729,932,227 shares with voting rights.

The figure of 3,729,932,227 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact:  D C Forward, Assistant Secretary, (0207 004 3226).